                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                               CERUS CORPORATION
                 ---------------------------------------------
                               (Name of Issuer)


                   Common Stock, $0.001 par value per share
                 ---------------------------------------------
                        (Title of Class of Securities)


                                  157085 10 1
                 ---------------------------------------------
                                (CUSIP Number)


                                 July 21, 1998
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.
          [_]  Rule 13d-1(b)
          [x]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))
                               Page 1 of 6 Pages

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CUSIP No. 157085 10 1                  13G                     Page 2 of 6 Pages

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(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
      (entities only)

      BAXTER HEALTHCARE CORPORATION
      I.R.S. Identification Number:  36-2999006

      BAXTER INTERNATIONAL INC.
      I.R.S. Identification Number:  36-0781620

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [_]
      (b)  [_]

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(3)   SEC Use Only

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(4)   Citizenship or Place of Organization

      Delaware

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Number of Shares         (5)   Sole Voting Power
Beneficially Owned             -0-
by Each Reporting        -------------------------------------------------------
Person With              (6)   Shared Voting Power
                               1,617,425
                         -------------------------------------------------------
                         (7)   Sole Dispositive Power
                               -0-
                         -------------------------------------------------------
                         (8)   Shared Dispositive Power
                               1,617,425

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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,617,425

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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

      [_]

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(11)  Percent of Class Represented by Amount in Row (9)

      18.1%

--------------------------------------------------------------------------------

(12)  Type of Reporting Person (See Instructions)

      CO

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CUSIP No. 157085 10 1                13G                       Page 3 of 6 Pages

This Schedule 13G relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 1,617,425 shares (the "Shares") of common stock, $0.001 par value per share, of Cerus Corporation, a Delaware corporation. This Schedule does not report any change in beneficial ownership and is filed only to report that Purchaser holds the Shares as a passive investor pursuant to Rule 13d-1(c).

Item 1(a).  Name Of Issuer:

     Cerus Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     2525 Stanwell Drive
     Concord, California  94520

Item 2(a).  Name of Person Filing:

     This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser ("Parent").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

     One Baxter Parkway
     Deerfield, Illinois  60015

Item 2(c).  Citizenship:

     Delaware

Item 2(d).  Title of Class of Securities:

     Common stock, $0.001 par value per share, of Cerus Corporation

Item 2(e).  CUSIP Number:

     157085 10 1

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CUSIP No. 157085 10 1                13G                       Page 4 of 6 Pages


Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether filing person is a:

         (a)  [  ]  Broker or dealer registered under Section 15 of the Act

         (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act

         (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Act

         (d)  [  ]  Investment company registered under Section 8 of the
                    Investment Company Act

         (e)  [  ]  An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E)

         (f)  [  ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g)  [  ]  A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

         (h)  [  ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.  Ownership

         This Schedule does not report any change in beneficial ownership and is filed only to report that Purchaser holds the Shares as a passive investor pursuant to Rule 13d-1(c).

         (a)  Amount Beneficially Owned:

              1,617,425

         (b)  Percent of Class:

              18.1%

         (c)  Number of shares as to which the person has:

              (i)    sole power to vote or direct the vote:  -0-

              (ii)   shared power to vote or direct the vote:  1,617,425

              (iii)  sole power to dispose or to direct the disposition of:  -0-

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CUSIP No. 157085 10 1                 13G                      Page 5 of 6 Pages

     (iv) shared power to dispose or to direct the disposition of:  1,617,425

Item 5.  Ownership of Five Percent or Less of a Class.

     If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following box. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

     By signing below, each of Purchaser and Parent certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 157085 10 1                 13G                      Page 6 of 6 Pages


Signature.

     After reasonable inquiry and to the best of their knowledge and belief, each of Purchaser and Parent certifies that the information set forth in this statement is true, complete and correct.

Date:  September 15, 1998


BAXTER HEALTHCARE CORPORATION


By:  /s/ Jan Stern Reed
     --------------------
     Corporate Secretary


BAXTER INTERNATIONAL INC.


By:  /s/ Jan Stern Reed
     -------------------
     Corporate Secretary